Exhibit 99.1

Huize Holding Limited Reports Fourth Quarter and Full Year 2024 Unaudited Financial Results

SHENZHEN, China, March 24, 2025 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in Asia, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

Full Year 2024 Financial and Operational Highlights

•

Record-high insurance premiums: Gross written premiums (“GWP”) reached a record high of RMB6,158.6 million for the full year of 2024, compared to RMB5,800.9 million for 2023. First year premiums (“FYP”) also hit an all-time high of RMB3,421.0 million in 2024, up 30.5% year-over-year, primarily fueled by robust demand for our long-term savings products, our solid omnichannel distribution capabilities, and our proactive expansion into international businesses.

•

International businesses as new growth driver: Total revenue of our international businesses grew to RMB228.7 million in 2024. International revenue contribution reached 18% for the year ended 2024, on track in achieving our 30% target by 2026.

•

The cumulative number of insurance clients served passed a significant milestone of 10 million and reached 10.6 million as of December 31, 2024. Huize cooperated with 139 insurer partners in mainland China and internationally, including 80 life and health insurance companies and 59 property and casualty insurance companies, as of December 31, 2024.

•	As of December 31, 2024, cash and cash equivalents were RMB233.2 million (US$31.9 million).

Mr. Cunjun Ma, Founder and CEO of Huize, said, “We are pleased to report another year of resilient business results in 2024, achieving record highs in both total GWP and FYP, reaching RMB6.2 billion and RMB3.4 billion, respectively. This marks our second consecutive year of non-GAAP profitability. These results reflect our ability to navigate an evolving regulatory environment in China, innovate with high-value products, and successfully execute our international expansion strategy.”

“Our focus on serving high-quality, mass-affluent customers continues to deliver strong results. In 2024, the average FYP ticket size for savings products surged by 39.1% year-over-year to over RMB75,000. Additionally, our 13th- and 25th-month persistency ratios for long-term life and health insurance products remained industry-leading, consistently exceeding 95% throughout the year. These metrics reflect the loyalty and trust of our high-quality customer base.”

“Poni Insurtech, our international arm, has become a cornerstone of our growth strategy, delivering exceptional results in 2024. Revenue from international operations accounts for 18% of our total revenue. This success reflects our efforts to capture market share in the international market as well as the seamless integration of Global Care, a leading Vietnam-based insurtech company we acquired in September 2024. Looking ahead, we are making steady progress toward entering two new markets—Singapore and the Philippines—within the next 12 months. These strategic initiatives will position us to capitalize on the tremendous opportunities across Southeast Asia and we are on track to materialize the international revenue contribution target of 30% by 2026.”

“The integration of our proprietary AI solutions across our operations has also been a key driver for efficiency and growth. Notably, we played a pioneering role in AI integration in the insurtech space by integrating DeepSeek into our Huize App, enabling us to deliver real-time, personalized, and data-driven recommendations. This advancement enhances the customer experience and supports the scalability of our growing customer base.”

Fourth Quarter 2024 Financial Results

GWP and operating revenue

GWP facilitated on our platform was RMB1,043.0 million (US$142.9 million) in the fourth quarter of 2024, a decrease of 16.2% from RMB1,245.3 million in the same period of 2023. Within GWP facilitated in the fourth quarter of 2024, FYP accounted for RMB557.9 million (or 53.5% of total GWP), an increase of 33.3% year-over-year. Renewal premiums accounted for RMB485.1 million (or 46.5% of total GWP), a decrease of 41.3% year-over-year.

Operating revenue was RMB286.0 million (US$39.2 million) in the fourth quarter of 2024, an increase of 21.2% from RMB236.0 million in the same period of 2023. The increase was primarily driven by the increase in FYP facilitated.

Operating costs

Operating costs were RMB186.8 million (US$25.6 million) in the fourth quarter of 2024, an increase of 37.0% from RMB136.3 million in the same period of 2023, primarily due to an increase in channel expenses.

Operating expenses

Selling expenses were RMB58.1 million (US$8.0 million) in the fourth quarter of 2024, an increase of 40.0% from RMB41.5 million in the same period of 2023, primarily due to an increase in personnel costs.

General and administrative expenses were RMB42.3 million (US$5.8 million) in the fourth quarter of 2024, an increase of 55.1% from RMB27.3 million in the same period of 2023. This increase was primarily due to an increase in personnel costs.

Research and development expenses were RMB15.9 million (US$2.2 million) in the fourth quarter of 2024, a decrease of 7.8% from RMB17.2 million in the same period of 2023, primarily due to a decrease in third-party development cost.

Net profit and Non-GAAP net profit for the period

Net loss attributable to common shareholders was RMB2.9 million (US$0.4 million) in the fourth quarter of 2024, compared to net profit attributable to common shareholders of RMB18.0 million in the same period of 2023. Non-GAAP net loss attributable to common shareholders was RMB1.3 million (US$0.2 million) in the fourth quarter of 2024, compared to non-GAAP net profit attributable to common shareholders of RMB16.4 million in the same period of 2023.

Full Year 2024 Financial Results

GWP and operating revenue

GWP facilitated was RMB6,158.6 million (US$843.7 million) in 2024, an increase of 6.2% from RMB5,800.9 million in 2024. Of the GWP facilitated in 2024, FYP accounted for RMB3,421.0 million (or 55.5% of total GWP), an increase of 30.5% year-over-year. Renewal premiums accounted for RMB2,737.6 million (or 44.5% of total GWP), a decrease of 13.9% year-over-year.

Operating revenue was RMB1,248.9 million (US$171.1 million) in 2024, an increase of 4.5% from RMB1,195.6 million in 2023. The increase in operating revenue was primarily driven by the increase in the FYP facilitated.

Operating costs

Operating costs were RMB868.3 million (US$119.0 million) in 2024, an increase of 15.9% from RMB749.0 million in 2023. The increase was primarily due to an increase in channel expenses.

Operating expenses

Selling expenses were RMB192.4 million (US$26.4 million) in 2024, a decrease of 5.8% from RMB204.3 million in 2023, which was primarily due to decreases in salaries and employment benefits and rental and utilities expenses.

General and administrative expenses were RMB146.8 million (US$20.1 million) in 2024, an increase of 22.9% from RMB119.4 million in 2023. The increase was partly related to an increase in rental and utilities expenses.

Research and development expenses were RMB62.4 million (US$8.5 million) in 2024, a decrease of 13.2% from RMB71.8 million in 2023, primarily due to a decrease in rental and utilities expenses.

Net profit and Non-GAAP net profit for the year

Net loss attributable to common shareholders in 2024 was RMB0.6 million (US$0.09 million), compared to a net profit attributable to common shareholders of RMB70.2 million in 2023. Non-GAAP net profit attributable to common shareholders in 2024 was RMB8.4 million (US$1.1 million), compared to a non-GAAP net profit attributable to common shareholders of RMB72.3 million in 2023.

Cash and cash equivalents

As of December 31, 2024, the Company’s cash and cash equivalents amounted to RMB233.2 million (US$31.9 million), compared to RMB249.3 million as of December 31, 2023.

Conference Call

The Company’s management team will hold an earnings conference call at 8:00 A.M. Eastern Time on Monday, March 24, 2025 (8:00 P.M. Beijing/Hong Kong Time on Monday, March 24, 2025). Details for the conference call are as follows:

Event Title: Huize Holding Limited’s Fourth Quarter and Full Year 2024 Earnings Conference Call Registration Link: https://register-conf.media-server.com/register/BIff2f67b8a24a43ce9c629fd34a76678d

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in Asia. Targeting mass affluent consumers, Huize is dedicated to serving consumers for their life-long insurance needs. Its online-to-offline integrated insurance ecosystem covers the entire insurance life cycle and offers consumers a wide spectrum of insurance products, one-stop services, and a streamlined transaction experience across all scenarios. By leveraging AI, data analytics, and digital capabilities, Huize empowers the insurance service chain with proprietary technology-enabled solutions for insurance consultation, user engagement, marketing, risk management, and claims service.

Poni Insurtech Pte. Ltd. (“Poni Insurtech”) is the international arm of Huize. Headquartered in Singapore, Poni Insurtech is committed to building a pan-Asian digital insurance distribution platform. Featuring a presence in regional hubs including Singapore and Hong Kong (China), Poni Insurtech has made its debut in Vietnam in 2024, with plans to expand into other high-growth ASEAN markets such as Indonesia and the Philippines. Through its consumer facing apps and cloud-based API solutions, Poni Insurtech provides consumers with simple, affordable, and customized insurance solutions, empowers insurers with quick and hassle-free digitalization solutions to efficiently reach mass affluent consumers, and creates new revenue opportunities for partnering e-commerce platforms, merchants, and independent collaborators and agents. Poni Insurtech aims to reshape the insurance landscape by driving greater efficiency, accessibility, and value across the entire ecosystem.

For more information, please visit http://ir.huize.com or follow us on social media via LinkedIn (https://www.linkedin.com/company/huize-holding-limited), X(https://x.com/huizeholding) and Webull(https://www.webull.com/quote/nasdaq-huiz).

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) attributable to common shareholders as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) attributable to common shareholders as net profit/(loss) attributable to common shareholders excluding share-based compensation expenses. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) attributable to common shareholders enables our management to assess our operating results without considering the impact of share-based compensation expenses. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) attributable to common shareholders is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) attributable to common shareholders or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Kenny Lo

Investor Relations Manager

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen Advisory

In China

Ms. Dee Wang

Phone: +86-10-5900-1548

Email: dee.wang@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Huize Holding Limited

Unaudited Condensed Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31	As of December 31
	2023	2024
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	249,258	233,207	31,949
Restricted cash	42,307	61,708	8,454
Short-term investments	8,879	5,000	685
Contract assets, net of allowance for doubtful accounts	41,481	71,085	9,739
Accounts receivables, net of allowance for impairment	178,294	157,080	21,520
Insurance premium receivables	927	1,763	242
Amounts due from related parties	383	995	136
Deferred costs	6,147	—	—
Prepaid expense and other receivables	78,784	68,171	9,339

Total current assets	606,460	599,009	82,064

Non-current assets
Restricted cash	29,687	29,883	4,094
Contract assets, net of allowance for doubtful accounts	12,495	28,435	3,896
Property, plant and equipment, net	54,107	47,083	6,450
Intangible assets, net	50,743	68,840	9,431
Long-term investments	76,688	66,716	9,140
Operating lease right-of-use assets	115,946	20,715	2,838
Goodwill	461	14,536	1,991
Other assets	419	8,981	1,232

Total non-current assets	340,546	285,189	39,072

Total assets	947,006	884,198	121,136

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings	30,000	50,000	6,850
Accounts payable	211,905	202,054	27,681
Insurance premium payables	37,514	56,042	7,678
Contract liabilities	2,728	—	—
Other payables and accrued expenses	34,850	44,434	6,087
Payroll and welfare payable	56,207	41,005	5,618
Income taxes payable	2,440	2,575	353
Operating lease liabilities	16,949	16,743	2,294
Amount due to related parties	2,451	2,495	342

Total current liabilities	395,044	415,348	56,903

Non-current liabilities
Deferred tax liabilities	12,048	14,875	2,038
Operating lease liabilities	129,299	24,082	3,299
Payroll and welfare payable	200	649	89

Total non-current liabilities	141,547	39,606	5,426

Total liabilities	536,591	454,954	62,329

Shareholders’ equity
Class A common shares	62	63	9
Class B common shares	10	10	1
Treasury stock	(28,580)	(29,513)	(4,043)
Additional paid-in capital	905,958	909,930	124,660
Accumulated other comprehensive loss	(14,060)	(12,864)	(1,762)
Accumulated deficits	(458,237)	(458,886)	(62,867)

Total shareholders’ equity attributable to Huize Holding Limited shareholders	405,153	408,740	55,998
Non-controlling interests	5,262	20,504	2,809

Total shareholders’ equity	410,415	429,244	58,807

Total liabilities and shareholders’ equity	947,006	884,198	121,136

Huize Holding Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended December 31,			For the Twelve Months Ended December 31,
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue
Brokerage income	221,504	258,982	35,480	1,144,533	1,193,827	163,554
Other income	14,503	26,971	3,695	51,019	55,087	7,547

Total operating revenue	236,007	285,953	39,175	1,195,552	1,248,914	171,101

Operating costs and expenses
Cost of revenue	(132,006)	(185,370)	(25,396)	(729,068)	(855,496)	(117,202)
Other cost	(4,275)	(1,390)	(190)	(19,938)	(12,790)	(1,753)

Total operating costs	(136,281)	(186,760)	(25,586)	(749,006)	(868,286)	(118,955)

Selling expenses	(41,510)	(58,120)	(7,962)	(204,261)	(192,425)	(26,362)
General and administrative expenses	(27,301)	(42,342)	(5,801)	(119,404)	(146,769)	(20,107)
Research and development expenses	(17,222)	(15,887)	(2,177)	(71,842)	(62,391)	(8,548)

Total operating costs and expenses	(222,314)	(303,109)	(41,526)	(1,144,513)	(1,269,871)	(173,972)

Operating profit/(loss)	13,693	(17,156)	(2,351)	51,039	(20,957)	(2,871)

Other income/(expenses)
Interest income/(expenses)	492	779	107	2,789	4,139	567
Unrealized exchange (loss)/income	(127)	(414)	(57)	(436)	(684)	(94)
Investment income/(loss)	(728)	1,721	236	(1,656)	(511)	(70)
Others, net	4,090	10,267	1,407	18,401	17,179	2,354

Profit/(loss) before income tax, and share of income/(loss) of equity method investee	17,420	(4,803)	(658)	70,137	(834)	(114)

Income tax expense	—	(135)	(18)	—	(135)	(18)

Share of income/(loss) of equity method investee	52	1,318	181	417	1,535	210

Net profit/(loss)	17,472	(3,620)	(495)	70,554	566	78

Net (loss)/profit attributable to non-controlling interests	(515)	(759)	(103)	366	1,215	167

Net (loss)/profit attributable to Huize Holding Limited	17,987	(2,861)	(392)	70,188	(649)	(89)

Net profit/(loss)	17,472	(3,620)	(495)	70,554	566	78
Foreign currency translation adjustment, net of tax	(4,854)	2,554	350	3,635	1,196	164
Comprehensive (loss)/profit	12,618	(1,066)	(145)	74,189	1,762	242

Comprehensive (loss)/income attributable to non-controlling interests	(515)	(759)	(103)	366	1,215	167

Comprehensive (loss)/income attributable to Huize Holding Limited	13,133	(307)	(42)	73,823	547	75

Weighted average number of common shares used in computing net profit per share
Basic and diluted	991,808,483	1,008,857,623	1,008,857,623	1,000,940,698	997,172,042	997,172,042
Net profit/ (loss) per share attributable to common shareholders
Basic and diluted	0.02	(0.00)	(0.00)	0.07	(0.00)	(0.00)

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended December 31,			For the Twelve Months Ended December 31,
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD
Net profit attributable to common shareholders	17,987	(2,861)	(392)	70,188	(649)	(89)
Share-based compensation expenses	(1,600)	1,536	210	2,109	9,021	1,236

Non-GAAP net profit attributable to common shareholders	16,387	(1,325)	(182)	72,297	8,372	1,147